March 14, 2006

Mr. Benjamin W. Hulburt
Rex Energy
1965 Waddle Road
State College, Pennsylvania 16803

Dear Mr. Hulburt:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2005, to the interest of Douglas Oil & Gas LP; Douglas Westmoreland LP; Midland Exploration LP; Penntex Resources Illinois, Inc.; Penntex Resources LP; and Rex Energy Royalties LP (collectively referred to herein as "Rex Energy et al.") in certain oil and gas properties located in the United States, as listed in the accompanying tabulations. This is a revision of our report dated March 8, 2006. The estimates in this report have been revised to reflect the removal of contract wells in Westmoreland County, Pennsylvania. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue in this report conform to the guidelines of the Securities and Exchange Commission (SEC).

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Rex Energy et al. interest in these properties, as of December 31, 2005, to be:

                                        Net Reserves                       Future Net Revenue ($)
                               ------------------------------         --------------------------------
                                  Oil                 Gas                                Present Worth
     Category                  (Barrels)             (MCF)               Total              at 10%
                               ---------           ----------         -----------         -----------
Proved Developed
  Producing                    4,000,256            7,898,777         161,661,800          90,232,800
  Non-Producing                  337,001              301,192          16,007,300           7,089,000
Proved Undeveloped               488,754            2,926,867          30,478,800          11,563,600
                               ---------           ----------         -----------         -----------
    Total Proved               4,826,011           11,126,836         208,147,900         108,885,400

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories are presented immediately following this letter. As shown in the Table of Contents, for each reserve category this report includes a summary projection of reserves and revenue along with one-line summaries of reserves, economics, and basic data by lease.

Future gross revenue to the Rex Energy et al. interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Oil prices used in this report either are the fixed contract price or are based on a December 31, 2005, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. In accordance with the SEC guidelines, the fixed contract prices for properties located in Illinois and Indiana are held constant until contract expiration. At contract expiration, the prices are adjusted to the December 31, 2005, posted price and held constant thereafter. All other oil prices are held constant in accordance with SEC guidelines.

Gas prices used in this report are based on a December 31, 2005, Henry Hub spot market price of $10.08 per MMBTU and are adjusted by lease for energy content and regional price differentials. Gas prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used in this report are based on operating expense records of Rex Energy et al. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, headquarters and general and administrative overhead expenses of Rex Energy et al. are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Rex Energy et al. interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Rex Energy et al. receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Rex

Energy, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

                                        Very truly yours,

                                        NETHERLAND, SEWELL & ASSOCIATES, INC.


                                        By: /s/ Frederic D. Sewell, P.E.
                                            Frederic D. Sewell, P.E.
                                            Chairman and Chief Executive Officer


                                        By: /s/ Matthew T. Brogdon, P.E.
                                            Matthew T. Brogdon, P.E.
                                            Petroleum Engineer

                                        Date Signed: March 14, 2006

MTB:EKK

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